Dealerweb Inc.
Notes to Financial Statements
December 31, 2017

1. Nature of Operations

Dealerweb Inc. (the "Company") is a registered broker dealer operating as a broker's broker primarily in the purchase and sale of United States government and government agency mortgage-backed securities, United States Treasury bills, notes and bonds, repurchase agreements, collateralized mortgage obligations and municipal securities. The Company operates an electronic trading system primarily for U.S. Treasury and Agency mortgage-backed securities.

The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") and is subject to the Securities Exchange Act of 1934 ("SEC"). Dealerweb Inc. is also registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association.

Dealerweb Inc. is a wholly-owned subsidiary of Tradeweb IDB Markets, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary Tradeweb Markets LLC.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Securities transactions and related commission income are recorded on a trade date basis, as if the transactions have settled.

Fair Value Measurement
Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value. These instruments include cash, deposits with clearing organizations, membership in clearing organizations and security deposits.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's cash instruments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The Company's deposits with clearing organizations, membership in clearing organizations and security deposits are classified within level 2 of the fair value hierarchy because all significant inputs are observable, either directly or indirectly. The Company has no instruments that are classified within level 3 of the fair value hierarchy.

Furniture, Equipment and Leasehold Improvements and Depreciation and Amortization
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using straight-line methods over the estimated useful lives of the related assets Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

Income Taxes
The Parent files a consolidated federal income tax return and combined state and local returns in most jurisdictions. The Parent makes income tax payments and charges the subsidiary for its share of the expense, which is computed as if the subsidiary filed separate tax returns. The tax benefits of consolidation are reflected in the Parent's results of operations.

Stock Based Compensation
The Company accounts for stock based compensation allocated from Tradeweb Markets LLC in accordance with ASC 718, which focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments. Under ASC 718, the shared-based payments received by the employees of the Company are accounted for as liability awards. As a liability award, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award and remeasured at the end of each reporting period until settlement. Under ASC 718, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the liability instrument's fair value during the requisite service period are recognized as compensation cost over that period.

Under ASC 718, share-based awards that do not require future service (e.g., vested awards) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period

3. **Deposits With Clearing Organizations**

   Deposits with clearing organizations include cash of $9,926,343.

4. **Cash Segregated Under Federal Regulations**

   Cash has been segregated in a special reserve bank account for the benefit of brokers and dealers under SEC Rule 15c3-3. The Company computes a proprietary accounts of other broker-dealers ("PAB") reserve, which requires the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of December 31, 2017 cash in the amount of $1,200,000 has been segregated in the PAB reserve account exceeding the requirements pursuant to SEC Rule 15c3-3.

5. **Receivable from and Payable to Brokers and Dealers and Clearing Organizations**

   Balances receivable from and payable to brokers and dealers and clearing organizations resulting from the Company's normal securities transactions are generally collateralized by those securities. The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including banks and broker/dealers. At December 31, 2017, the Company has established an allowance for doubtful accounts of $100,000 with regard to these receivables.

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following at December 31, 2017:

Furniture	$	226,089
Computer equipment		446,654
Telephone equipment		73,095
Leasehold improvements		968,634
Other		5,067
		1,719,539
Less accumulated depreciation and amortization		1,381,149
	$	338,390

7. Commitments and Contingencies

Leases
The Company is obligated under a non-cancelable operating lease for office space in Berkeley Heights, New Jersey. The lease expires January 31, 2020. The lease contains a provision for escalation based on increases in certain costs incurred by the landlord.

The Company is obligated under a non-cancelable operating lease for office space in Boca Raton, Florida expiring December 31, 2018. The leases contain provisions for escalation based on increases in certain costs incurred by the landlord.

The Company is obligated under a non-cancelable operating lease for office space in Los Angeles, California expiring February 28, 2020. The leases contain provisions for escalation based on increases in certain costs incurred by the landlord.

The schedule of minimum future lease payments only represents rental payments for leases that are held in the Company's name. The Company is also allocated a portion of rent expense from leases held by Tradeweb Markets LLC in which part of the leased space is occupied by employees of the Company.

A schedule of future minimum annual rental payments due is as follows:

Year Ending December 31, 2017		Amount
2018	$	394,324
2019		377,433
2020		34,678
	$	806,435

Legal
The Company has been named as a defendant in antitrust actions (consolidated). The Company believes it has substantial defenses to plaintiffs' claims and intends to defend itself vigorously. Any evaluation of the likelihood of an unfavorable outcome or estimate of the amount or range of potential loss as a result is too speculative at this time.

8. Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities in accordance with FASB ASC 740. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using

enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

9. **Employees Savings Plan**

The Company participates in a 401(k) savings plan for its employees, maintained by Tradeweb Markets LLC, whereby employees may voluntarily contribute up to 75% of their annual compensation, subject to certain limits. The Parent matches 100% of the employee's contribution, up to 4%.

10. **Stock Based Compensation Plans**

Tradeweb Markets LLC ("Markets") has stock incentive plans which provides for the grant of performance based restricted share units ("PRSUs"), to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of Markets.

Markets measures the cost of employee services received in exchange for the award based on its current fair value. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the award's fair value during the requisite service period are recognized as compensation cost over that period.

The PRSUs vest on January 1, 2018, January 1, 2019 and January 1, 2020. The value of a PRSU upon vesting is based on the share price of Markets and dividends paid by Markets during the vesting period, adjusted by a performance modifier which is based on the performance of Markets.

11. **Net Capital Requirements**

The Company is a registered broker-dealer and a registered introducing broker and, accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the U.S. Commodity Futures Trading Commission wherein a broker-dealer is to have at all times sufficient assets to cover current indebtedness. Dealerweb Inc. is required to maintain defined minimum net capital of the greater of $150,000 or 1/15 of aggregate indebtedness. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

Dealerweb's net capital, as defined, and the ratio of aggregate indebtedness to net capital are as follows as of December 31, 2017:

Net capital, as defined	$35,546,127
Minimum net capital required	$ 1,612,233
Net capital in excess of minimum requirement	$33,933,894
Net capital greater than 10% of aggregate indebtedness	$33,127,778
Total aggregate indebtedness	$24,183,486
Ratio of aggregate indebtedness to net capital	0.68 to 1

12. **Off-Balance-Sheet Risk and Concentration of Credit Risk**

In the normal course of business the Company, as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

A substantial number of the Company's transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Company.

The Company does not expect nonperformance by counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash in banks in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

13. Related Party Transactions

Under a service agreement between the Company and Tradeweb Markets LLC ("Markets"), Markets provides the Company with certain legal, financial, tax, accounting, human resources, facilities, marketing, technology and administrative services relating to the Company's inter-dealer broker business.

The Company enters into transactions with the ultimate owners of the Parent. At December 31, 2017, the following balances with such affiliates were included in the statement of financial condition in the following line items:

Cash and cash equivalents	$41,941,636
Deposits with clearing organizations	500,000
Receivables from brokers and dealers and clearing organizations	3,219,230
Other assets	115,767
Payable to brokers and dealers and clearing organization	333,243

14. Subsequent Events

On January 30, 2018 Thomson Reuters and Blackstone announced that they signed a definitive agreement for Blackstone to acquire 55% of the Thomson Reuters Financial & Risk Business, which includes the Thomson Reuters majority ownership interest in Tradeweb Markets LLC. There were no other subsequent events requiring adjustment to the financial statements or disclosure through February 23, 2018, the date that the Company's financial statements were issued.